EXHIBIT (a)(6)

Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506

_____________, 2009

Dear Shareholder:

We are offering to purchase our shares of Convertible Preferred Stock from our shareholders at a cash price of $1.25 per share. A copy of the Offer to Purchase and the related materials are enclosed.

We encourage each shareholder to read carefully the Offer to Purchase and related materials before making any decision with respect to the tender offer. Neither we nor our Board of Directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

You may direct questions, requests for assistance and requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to our information agent, MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016 or by telephone at 800-322-2885.

Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Tender Offer. Please contact American Stock Transfer and Trust Company to confirm delivery of shares.

For inquiries on replacing lost, stolen, destroyed or mutilated share certificates and confirmation of shares held call American Stock Transfer and Trust Company toll free 877-248-6417 or 718-921-8317.

Unless otherwise extended, the offer will expire at 12:00 midnight, New York City time, on            , 2009. We again encourage you to read carefully the enclosed materials.

By:	/s/ William Pagano
William Pagano
Chief Executive Officer